NovoCure Limited
No. 4 The Forum
Grenville Street
St. Helier, Jersey JE2 4UF

October 2, 2020

VIA EDGAR
Eric Atallah
Kevin J. Kuhar
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Washington, DC 20549

Re:    NovoCure Limited
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 27, 2020
Form 10-Q for the Fiscal Quarter Ended June 30, 2020
Filed July 30, 2020
File No. 001-37565

Dear Messrs. Atalah and Kuhar:

On behalf of NovoCure Limited (the “Company”), I am submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, in a letter dated September 29, 2020 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2019, filed February 27, 2020 and Form 10-Q for the quarterly period ended June 30, 2020, filed July 30, 2020.

For your convenience, set forth below in italics are each of the comments in the Comment Letter, followed by the Company’s response to that comment. References in this letter to “we,” “our” or “us” mean the Company.

Form 10-Q for the Quarterly Period Ended June 30, 2020

Item 6. Exhibits, page 25

1.We note the certifications filed as Exhibits 31.1 and 31.2 exclude the introductory language regarding internal control over financial reporting in the fourth paragraph. In your amended filings, please provide revised certifications that include the required information.

Eric Atallah
Kevin J. Kuhar
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
October 1, 2020

2.We note that both your Section 906 certifications filed as Exhibits 32.1 and 32.2 incorrectly refer to the Form 10-Q for the quarter ended June 30, 2019. Please file a full amendment to the filing to provide corrected Section 906 certifications. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2020.

Response: We acknowledge the Staff’s comments and will file on the date hereof amendments to our Form 10-Q for the fiscal quarter ending March 31, 2020 and our Form 10-Q for the fiscal quarter ending June 30, 2020, in each case including the revised certifications to include the information as required by the Staff.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding our responses, please contact Kimberly Burke, VP, Deputy General Counsel, at 610-915-2469 or kburke@novocure.com.

Sincerely,
    /s/ Ashley Cordova
Ashley Cordova
Chief Financial Officer